Early Warning Report

Vancouver, June 20, 2016: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it acquired for a purchase price of C$1.5 million, direct ownership of 10.0 million units (the “Units”) of Medgold Resources Corp. (“Medgold”), of 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6, at a price of C$0.15 per Unit on June 17, 2016.  Each Unit consists of one common share of Medgold and one warrant (“Warrant”) to purchase an additional common share of Medgold exercisable at a price of C$0.15 per share for one year.

Immediately following this transaction, Fortuna owned 10.0 million common shares of Medgold, representing 15.65% of the issued and outstanding common shares of Medgold, and 10.0 million Warrants.  Assuming the exercise of the Warrants in full, Fortuna would own 20.0 million common shares, which would represent 27.07% of the then issued and outstanding common shares of Medgold.  However, the warrants have a restriction on exercise such that Fortuna may only exercise at any given time the number of Warrants that will not result in Fortuna owning 20% or more of Medgold’s outstanding common shares, unless and until a resolution approving such exercise of the Warrants has been passed by the shareholders of Medgold in accordance with the applicable rules and policies of the TSX Venture Exchange.  Immediately prior to the transaction, Fortuna owned no Common Shares and no Warrants.

The shares were acquired by Fortuna for investment purposes, and depending on market and other conditions, it may from time to time in the future increase or decrease its ownership, control or direction over securities of Medgold through market transactions, private agreements, or otherwise.  Fortuna has filed on www.sedar.com a report in accordance with NI 62-103, and a copy of the report may be obtained by contacting Sally Whittall, the Corporate Secretary of Fortuna, at 604-484-4085.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements regarding the possible acquisition or disposition by the Company of securities in Medgold; statements about; acquisition opportunities in the Americas. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company will in the future acquire or dispose of securities in Medgold; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.